U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

1-13408

SEC FILE NUMBER
253869 10 1

CUSIP NUMBER

NOTIFICATION OF LATE FILING

☑ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB
☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Digital Recorders, Inc.
Former Name if Applicable:
Address of Principal Executive Office:	5949 Sherry Lane, Suite 1050
Dallas, Texas 75225

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      ☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      ☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III — Narrative

We were unable to file the annual report on Form 10-K for the year ended December 31, 2004 within the prescribed time period because all information required to be included in the Form 10-K is not currently available and the Form 10-K is still being reviewed. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV — Other Information

      (1) Name and telephone number of person to contact in regard to this notification

             David N. Pilotte, Chief Financial Officer, (214) 378.8892.

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes            ☐ No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes            ☐ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Net Sales and Gross Profit. Net sales for 2004 increased $3.7 million, or 8.5 percent, from $44.0 million for 2003 to $47.8 million for 2004. The Company’s gross profit for 2004 increased $1.1 million, or 6.3 percent, from $16.9 million for 2003 to $17.9 million for 2004.

      Operating Loss. Operating loss increased $1.0 million from $420 thousand in 2003 to $1.4 million in 2004. The increase is primarily due to higher operating expenses and personnel costs, and a $1.7 million inventory obsolescence adjustment. These factors were partially offset by increased sales in both the Transportation Communication and Law Enforcement and Surveillance segments.

      Net Loss Applicable to Common Shareholders. The net loss applicable to common shareholders increased $1.3 million from a net loss of $2.2 million in 2003 to a net loss of $3.5 million in 2004. The increased loss is primarily the result of the changes in net operating loss previously discussed, income tax expense resulting from an $888 thousand tax valuation allowance, offset by the lack of a charge in 2004 comparable to the 2003 non-cash beneficial conversion charge of $703 thousand on the issuance of Series F convertible preferred stock in 2003.

      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: April 1, 2005

Digital Recorders, Inc.

By:	/s/ David N. Pilotte David N. Pilotte, Chief Financial Officer

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